# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: US Physical Therapy, CIK 0000885978
CUSIP: 90337L108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 161 Washington Street, Suite 1325, Conshohocken, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001541743

## Reporting persons
- Copeland Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 566,065; shared voting power 110,730; sole dispositive power 566,065; shared dispositive power 676,795; aggregate amount beneficially owned 676,795 (5.85% of the class)

## Item 1. Issuer
Name of issuer: US Physical Therapy
Address of issuer's principal executive offices: 1300 West Sam Houston Parkway South, Suite 300, Houston, Texas 77042

## Item 2. Person Filing
Name of person filing: Sofia A. Rosala
Address of principal business office or, if none, residence: 161 Washington St, Suite 1325, Conshohocken, PA 19428
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 676795.00
Percent of class: 5.85%
Sole power to vote or to direct the vote: 583,323
Shared power to vote or to direct the vote: 156,873
Sole power to dispose or to direct the disposition: 583,323
Shared power to dispose or to direct the disposition: 156,873

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Rule 13d-1(b) is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Copeland Capital Management, LLC: /s/ Sofia A. Rosala, Sofia A. Rosala, General Counsel and CCO (07/18/2025)